Exhibit 99.1

Daqo New Energy Announces Appointment of Mr. Qiangmin Zhou as Chief Technology Officer

CHONGQING, China, March 1, 2016 -- Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or "we"), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that its board of directors has approved the appointment of Mr. Qiangmin Zhou, the current Chief Operations Officer, as the Chief Technology Officer of the Company, effective March 1, 2016.

Mr. Zhou will replace Mr. Guoping Zhu, who has served as the Chief Technology Officer since October 2012 and is leaving the Company to pursue career opportunities with Daqo Group Co., Ltd., an affiliate of the Company.

First joining the Company in 2007, Mr. Qiangmin Zhou served as the General Manager of the polysilicon business group and then as the Chief Operations Officer of the Company. He resigned from his position with the Company in April 2013 and rejoined Daqo New Energy in June 2014.

Mr. Qiangmin Zhou will no longer serve as the Chief Operation Officers of the Company upon his appointment as the Chief Technology Officer. The board of directors has determined that the Company will no longer appoint Chief Operations Officer, and the General Managers of the Company's Chongqing and Xinjiang manufacturing facilities will be in charge of the Company's operations in Chongqing and Xinjiang, respectively.

"Mr. Zhu has worked for the Company for almost ten years. On behalf of the Company, I would like to thank him for his contributions to the Company and wish him the best in his future endeavors," said Dr. Gongda Yao, Daqo New Energy's Chief Executive Officer. "I also want to congratulate Mr. Zhou on his appointment as the Chief Technology Officer. With his extensive experience and solid knowledge of polysilicon manufacturing technology, process and operations, we are confident that Mr. Zhou will continue to be of great value to the Company in his new role."

About Daqo New Energy Corp.

Founded in 2008, Daqo New Energy Corp. (NYSE: DQ) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. As one of the world's lowest cost producers of high-purity polysilicon and solar wafers, the Company primarily sells its products to solar cell and solar module manufacturers. The Company has built a manufacturing facility that is technically advanced and highly efficient with a nameplate capacity of 12,150 metric tons in Xinjiang, China. The Company also operates a solar wafer manufacturing facility in Chongqing, China.

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-187-1658-5553

Email: Kevin.he@daqo.com